UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-22628

          ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

          The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel+31 26 3778 292
PRESS RELEASE	Fax+31 26 4438 381
www.arcadis-global.com

ARCADIS DESIGNS SEVERAL NEW LARGE BRIDGES

ARNHEM, THE NETHERLANDS — May  21, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today said it has been involved in the design of several bridge projects including the Terenez Bridge and Compiègne Viaduct in France and the Phu My Bridge in Ho Chi Minh City, Vietnam. Altogether, the bridges represent a construction sum of some € 200 million. ARCADIS’ fees for the structural designs amount up to € 4 million. These projects underline ARCADIS’ strong position in large bridge design in the world.

Work on the Terenez bridge for the département of Finistère will last 30 months. This bridge crosses the Aulne River, replacing a badly damaged suspension bridge. The unique new structure, 515 meters in length, will be a cable-stayed multiple-span bridge with a prestressed concrete and metal deck. The towers form a lambda-shape and with the deck curved in plane view, the structure’s aesthetical streamline fits well in the Natural Park in which the bridge is situated.

The client for the Compiègne Viaduct is the state of Picardie. The structure is a 2190 m long viaduct with two traffic lanes separated by a central divider and two emergency lanes. It will be designed to channel truck circulation off the city center. This will allow a new truck-free zone, making room for more sustainable development of the city.

The cable stayed Phu My Bridge, Ho Chi Minh City will be realized by a German-Australian consortium on the basis of ARCADIS’ preliminary and final designs. Crossing the Saigon River, the overall length will be 2 km, with the main span of six traffic lanes and a sidewalk. This bridge provides a vital transport link in the city’s Inner Ring Road. According to Minister of Transport Dào Dinh Binh it will boost the socio-economic development of Ho Chi Minh City and region.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 22, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer